UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 0-15981

(Check One): ☒  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐  Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: December 31, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hilb Rogal & Hobbs Company
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

4951 Lake Brook Drive, Suite 500
(Address of Principal Executive Office (Street and Number))

Glen Allen, Virginia 23060
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hilb Rogal & Hobbs Company (the “Company”) will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 within the prescribed time period without unreasonable effort and expense. As previously reported on the Company’s Current Report on Form 8-K dated February 16, 2007, the Company’s management, in consultation with its independent registered public accounting firm, has concluded that it expects the Company to record a non-cash intangible asset impairment charge, primarily related to goodwill, currently estimated at between $35 million and $45 million, pre-tax, for the year ended December 31, 2003. The Company intends to provide restated financial information for the years ended December 31, 2005, 2004 and 2003 in its 2006 Annual Report on Form 10-K or as otherwise agreed upon with the Securities and Exchange Commission. The Company therefore requires additional time to determine the appropriate adjustments to the historical financial statements.

The Company continues to complete its preparation of its consolidated financial statements, and its independent registered public accounting firm is in the process of auditing the consolidated financial statements of the Company. The Company intends to file its Form 10-K within the 15-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Dinkins	804	747-6500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hilb Rogal & Hobbs Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 28, 2007	By	/s/ Michael Dinkins
Michael Dinkins
Executive Vice President and Chief Financial Officer

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